7-11 boulevard Haussmann

75009 Paris France

November 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abivax SA

Registration Statement on Form F-3

File No. 333-283336

Acceleration Request

Requested Date: November 26, 2024

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Abivax SA (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on November 26, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Divakar Gupta and Ryan Sansom of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ryan Sansom at +1 (617) 937-2335, or in his absence, Minkyu Park at +1 (212) 479-6588.

[Signature Page Follows]

Sincerely,

ABIVAX SA

By:	/s/ Marc de Garidel
Marc de Garidel
Chief Executive Officer

cc:	Didier Blondel, Abivax SA

Divakar Gupta, Cooley LLP

Marc Recht, Cooley LLP

Ryan Sansom, Cooley LLP

Minkyu Park, Cooley LLP